Ballard Power Systems Inc.

News Release

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard recognizes top suppliers of 2006

For Immediate Release – July 24, 2007

Vancouver, Canada – Ballard Power Systems today announced the names of suppliers that achieved Preferred and Elite Supplier Status in 2006. Preferred Suppliers are those that have demonstrated a continued ability to meet Ballard’s supplier performance expectations of exemplary quality, on-time delivery, an ongoing focus on cost reduction, and the highest level of customer service and satisfaction.

“Making fuel cells a commercial reality requires the support of a committed, creative and collaborative supply base,” said Lee Craft, Ballard’s Vice President of Operations. “Our fuel cell products are recognized around the world due, in part, to the ability of key suppliers to meet our demanding standards. We want to recognize this contribution publicly, and congratulate all those companies that achieved Preferred and Elite Supplier Status in 2006.”

2006 Preferred Suppliers
Those being recognized for achieving Ballard Preferred Supplier Status in 2006 include:

•	Advanced Energy Technology Inc., a division of GrafTech International Ltd. (Parma, Ohio)

•	Ampco Manufacturers Inc. (Coquitlam, British Columbia)

•	DuPont Fuel Cells (Wilmington, Delaware)

•	W.L. Gore And Associates, Inc. (Elkton, Maryland)

•	Innerstep (Scotts Valley, California)

•	Innovative Tool and Die, Inc. (Delta, British Columbia)

2006 Elite Suppliers
Suppliers that demonstrated leadership in technology development collaboration or contributed a significant step toward the commercialization of our products are recognized as Elite Suppliers. Tanaka Kikinzoku Kogyo K.K. Inc. (Tokyo, Japan) earned Ballard Elite Supplier Status in 2006.

About the Program
Ballard’s Preferred and Elite Supplier Program was launched at the beginning of 2006 to evaluate those suppliers deemed critical to Ballard’s success in advancing the technology and commercialization of PEM fuel cells stacks. This initiative is aimed at both measuring and developing suppliers that meet or exceed required performance levels, with the target threshold set to ensure a ‘best in class’ supply chain. For more information about the program, visit www.ballard.com.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Guy McAree at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.